Filed Pursuant to Rule 163

Registration Statements Nos. 333-207931

333-220373

Westpac Banking Corporation First Half 2018 Financial Result Snapshot All data as at 31 March 2018 unless otherwise stated. All amounts are in Australian dollars. % Mov’t 1H18 – 2H17 % Mov’t 1H18 – 1H17 Financial Results 1H18 2H17 1H17 Net profit after tax $4,198m $4,083m $3,907m 3 7 Net operating income $11,153m $11,033m $10,769m 1 4 Net interest margin 2.16% 2.07% 2.05% 9bps 11bps Expense to income ratio 42.4% 43.5% 43.0% (114bps) (65bps) Return on average ordinary equity 13.8% 13.7% 13.6% 7bps 22bps Impairment charges to average loans annualised 11bps 11bps 15bps - (4bps) Gross impaired assets to gross loans 0.22% 0.22% 0.30% - (8bps) 2 2 22 ratios5 (%) Asset quality sound Gross impaired loans to gross loans (%) 6 1.0 0.22 8 Notes. 1 As at 30 September 2017. 2 APRA Basel III basis. 3 Liquidity Coverage Ratio (LCR) calculated on a spot basis, including the Committed Liquidity Facility approved by APRA of $49.1 billion for calendar year 2017 and $57.0 billion for calendar year 2018. 4 NSFR became effective for Australian ADIs on 1 January 2018. September 2017 and March 2017 are estimated ratios based on APRA guidance. 5 Internationally comparable regulatory capital ratios are Westpac’s estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled “International capital comparison study” dated 13 July 2015. 6 Equity excludes foreign currency translation, Available for Sale Securities and Cash Flow Hedging Reserve. 1 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT 1H13 2H13 1H14 2H14 1H15 2H15 1H16 2H16 1H17 2H17 1H18 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Funding profile Funding composition (%) 13 Customer deposits 16 Equity 1 62 Securitisation Wholesale funding >1yr Wholesale funding <1yr Australian mortgage performance 90+ days delinquencies (%) 2.0 1.5 0.69 0.5 0.0 Change in reporting of hardship introduced Sep-15 Capital, funding and liquidity ratios Mar-18 Sep-17 Mar-17 Internationally comparable 21.7 CET1 capital Total Leverage ratio ratio regulatory capital ratio Common equity Tier 1 (CET1) capital ratio2 10.5% 10.6% 10.0% Additional Tier 1 capital2 2.3% 2.1% 1.7% Tier 1 capital ratio2 12.8% 12.7% 11.7% Tier 2 capital2 2.0% 2.2% 2.3% Total regulatory capital ratio2 14.8% 14.8% 14.0% Risk weighted assets2 $416bn $404bn $404bn Leverage ratio2 5.8% 5.7% 5.3% Liquidity Coverage Ratio2,3 134% 124% 125% Net Stable Funding Ratio4 112% 109% 108% 16.1 6.4 Focus on Australia & New Zealand Revenue by geography1 (%) Net loans (%) 12 11 3 62 86 Australia Housing Australia Business Australia New Zealand Other Australia New Zealand Other Other Overseas Financial performance Pre-provision profit ($bn) NPAT ($bn) 6.6 5.9 5.9 6.1 6.2 6.4 4.2 1H13 2H13 1H14 2H14 1H15 2H15 1H16 2H16 1H17 2H17 1H18 5.3 5.5 5.6 5.6 4.4 3.3 3.5 3.6 3.6 3.7 3.7 5.8 3.9 3.9 4.1

BANK
SOUTH WALES

Westpac Banking Corporation
Australia's First Bank.

- Westpac has a long and proud history as Australia's first and oldest bank. Established in 1817 as the Bank of New South Wales, we changed our name to Westpac Banking Corporation in 1982.
- For 200 years, we have survived and thrived because we have been guided by the same purpose: to provide stability, to support customers and communities, and to help grow the economy.
- Today, Westpac is Australia's 2nd largest bank with a market capitalisation of A$97 billion and total assets of A$872 billion as at 31 March 2018. We are also one of the largest banking organisations in New Zealand.
- Westpac is focused on its core markets of Australia and New Zealand, providing a comprehensive range of financial products and services including consumer, business and institutional banking and wealth management services.
- With a strong position in our home markets, and 14 million customers, Westpac focuses on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.
- A key element of Westpac's approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.
- Westpac has also maintained the strength of its financial position, lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning.
- Westpac is currently one of the most efficient banks globally, as measured by the cost to income ratio.

Credit Ratings

Fitch Ratings	AA- / Stable / F1+
Moody's Investors Service	Aa3 / Stable / P-1
Standard and Poor's	AA- / Negative / A-1+

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Wholesale funding capabilities

Short term markets	• Include Prime floaters, Federal Funds, Extendibles, Step-ups, Range accruals, CDs, CP and Flippers
Term markets	• Senior unsecured, securitisation and covered bond format, as well as subordinated debt • Only Australian major bank to be SEC registered • Westpac also maintains its ability to issue in US 144A format
Issuance currencies	• Include AUD, CAD, CHF, CNH, EUR, GBP, HKD, JPY, NOK, NZD, SGD, TRY and USD

Unique portfolio of brands

Westpac
St.George | BankSA | Bank of Melbourne | RAMS
BT | Advance | Ascalon Capital Managers | Asgard
WIB | Westpac NZ

Australian retail banking largest contributors to Group NPAT

1H18 NPAT by operating division (%)


11
0.3
13
41
10
26
Consumer Bank
Business Bank
BT Financial Group
Westpac Institutional Bank
Westpac New Zealand
Group business unit

Group Business unit includes Treasury and support functions. Chart does not add to 100 due to rounding

Balance sheet as at 31 March 2018 ($bn)

Total assets	871.9
Loans	701.4
Total housing loans Australia	*437.2*
Deposits and other borrowings	547.7
Customer deposits	*502.1*
Equity	62.7

Disclaimer The material contained in this presentation is intended to be general background information on Westpac Banking Corporation ("Westpac") and its activities. The information is supplied in summary form and is therefore not necessarily complete and is qualified in its entirety by Westpac's most recent U.S. full-year and half-year reports available at http://www.sec.gov. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated.

Westpac has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering from time to time of its securities. Before you invest, you should read the prospectus in that registration statement and other documents Westpac has filed with the SEC for more complete information about Westpac and any offering of such securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Westpac will arrange to send you the prospectus if you request it by calling +1 212 551 1800.

Contact us: Westpac Global Funding globalfunding@westpac.com.au or +612 8204 2777

2 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT